Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three and nine months ended September 30, 2023

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

(In millions of dollars except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
Revenue	11	$1,890.0	$1,831.2	$5,632.7	$4,940.1
Expenses
Cost of sales		1,526.8	1,591.9	4,672.0	4,339.5
Selling, general and administrative expenses		234.7	187.5	683.4	528.6
Interest and other finance costs	8	137.2	136.2	466.7	340.7
Gain on sale of property and equipment		(6.7)	(5.7)	(13.1)	(10.1)
Loss (gain) on foreign exchange		46.9	195.3	(4.6)	249.3
Mark-to-market (gain) loss on Purchase Contracts	9	—	(10.3)	104.3	(391.4)
Loss (gain) on divestiture	18	—	1.6	(580.5)	(4.9)
Other		(15.2)	3.4	(17.5)	12.5
		1,923.7	2,099.9	5,310.7	5,064.2
Share of net income (loss) of investments accounted for using the equity method		34.0	9.2	(48.9)	14.5
Earnings (loss) before income taxes		0.3	(259.5)	273.1	(109.6)
Current income tax expense (recovery)		18.1	(3.4)	367.5	7.5
Deferred tax recovery		(36.1)	(72.4)	(188.7)	(153.0)
Income tax (recovery) expense		(18.0)	(75.8)	178.8	(145.5)
Net income (loss) from continuing operations		18.3	(183.7)	94.3	35.9
Net loss from discontinued operations		—	—	—	(127.9)
Net income (loss)		18.3	(183.7)	94.3	(92.0)
Less: Net loss attributable to non-controlling interests		(3.8)	(0.2)	(3.3)	(0.2)
Net income (loss) attributable to GFL Environmental Inc.		22.1	(183.5)	97.6	(91.8)

Items that may be subsequently reclassified to net income
Currency translation adjustment		119.4	420.0	(42.4)	526.3
Fair value movements on cash flow hedges, net of tax		10.7	(73.4)	25.6	(74.2)
Share of other comprehensive loss of investments accounted for using the equity method		—	—	(0.4)	—
Reclassification to net income of foreign currency differences on divestitures		—	—	22.5	—
Other comprehensive income from continuing operations		130.1	346.6	5.3	452.1
Comprehensive income from continuing operations		148.4	162.9	99.6	488.0
Comprehensive loss from discontinued operations	19	—	—	—	(127.9)
Total comprehensive income		148.4	162.9	99.6	360.1
Less: Total comprehensive loss attributable to non-controlling interests		(4.5)	—	(4.3)	—
Total comprehensive income attributable to GFL Environmental Inc.		$152.9	$162.9	$103.9	$360.1

Basic and diluted (loss) earnings per share	10
Continuing operations		$—	$(0.55)	$0.08	$(0.07)
Discontinued operations		—	—	—	(0.35)
Total operations		$—	$(0.55)	$0.08	$(0.42)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	September 30, 2023	December 31, 2022
Assets
Cash		$174.2	$82.1
Trade and other receivables, net		1,182.8	1,118.1
Prepaid expenses and other assets		248.0	182.9
Current assets		1,605.0	1,383.1

Property and equipment, net	4	6,863.3	6,540.3
Intangible assets, net	5	3,056.0	3,245.0
Investments accounted for using the equity method		316.2	326.6
Other long-term assets		112.6	90.2
Deferred income tax assets		38.9	—
Goodwill	5	7,898.4	8,182.4
Non-current assets		18,285.4	18,384.5
Total assets		19,890.4	19,767.6

Liabilities
Accounts payable and accrued liabilities		1,552.8	1,557.7
Income taxes payable		107.3	—
Long-term debt	7	—	17.9
Lease obligations		53.9	51.5
Due to related party	17	5.8	9.3
Tangible equity units	9	—	1,024.9
Landfill closure and post-closure obligations	6	36.5	30.8
Current liabilities		1,756.3	2,692.1

Long-term debt	7	8,848.9	9,248.9
Lease obligations		367.6	327.3
Other long-term liabilities		39.9	47.5
Due to related party	17	2.9	8.7
Deferred income tax liabilities		550.0	582.6
Landfill closure and post-closure obligations	6	811.6	816.4
Non-current liabilities		10,620.9	11,031.4
Total liabilities		12,377.2	13,723.5

Shareholders’ equity
Share capital		9,786.4	8,640.3
Contributed surplus		130.1	109.6
Deficit		(2,763.9)	(2,843.0)
Accumulated other comprehensive income		136.6	130.3
Total GFL Environmental Inc.’s shareholders’ equity		7,289.2	6,037.2
Non-controlling interests		224.0	6.9
Total shareholders’ equity		7,513.2	6,044.1
Total liabilities and shareholders’ equity		$19,890.4	$19,767.6

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

			GFL Environmental Inc.’s Shareholders’ Equity
	Notes	Share capital - # of shares	Share capital	Contributed surplus	Deficit	Cash flow hedges, net of tax	Currency translation	Total equity attributable to shareholders	Non-controlling interests	Total shareholders’ equity
Balance, December 31, 2021		375,061,066	$8,462.9	$77.4	$(2,510.5)	$13.2	$(266.9)	$5,776.1	$—	$5,776.1
Net loss and comprehensive income		—	—	—	(91.8)	(74.2)	526.1	360.1	—	360.1
Dividends issued and paid		—	—	—	(15.1)	—	—	(15.1)	—	(15.1)
Share capital issued upon acquisition of subsidiary		3,976,434	154.5	—	—	—	—	154.5	—	154.5
Non-controlling interests measured upon acquisition of subsidiary		—	—	—	—	—	—	—	6.0	6.0
Cancelled shares		(8,057)	(0.2)	0.2	—	—	—	—	—	—
Share capital issued on exercise of share options		450,000	3.7	(3.7)	—	—	—	—	—	—
Share capital issued on exercise and settlement of RSUs		692,482	17.9	(17.9)	—	—	—	—	—	—
Share capital issued on TEU conversion		297	—	—	—	—	—	—	—	—
Share-based payments	13	—	—	40.0	—	—	—	40.0	—	40.0
Balance, September 30, 2022		380,172,222	$8,638.8	$96.0	$(2,617.4)	$(61.0)	$259.2	$6,315.6	$6.0	$6,321.6

Balance, December 31, 2022		380,211,030	$8,640.3	$109.6	$(2,843.0)	$(52.1)	$182.4	$6,037.2	$6.9	$6,044.1
Net income and comprehensive income		—	—	—	97.6	25.6	(19.3)	103.9	(4.3)	99.6
Dividends issued and paid		—	—	—	(18.5)	—	—	(18.5)	—	(18.5)
Non-controlling interests measured upon acquisition of subsidiary		—	—	—	—	—	—	—	213.3	213.3
Contribution from non-controlling interest		—	—	—	—	—	—	—	8.1	8.1
Cancelled shares	13	(260)	—	—	—	—	—	—	—	—
Share capital issued on exercise and settlement of RSUs	13	875,897	36.2	(36.2)	—	—	—	—	—	—
Share capital issued on TEU conversion	9	25,666,465	1,109.9	—	—	—	—	1,109.9	—	1,109.9
Share-based payments	13	—	—	56.7	—	—	—	56.7	—	56.7
Balance, September 30, 2023		406,753,132	$9,786.4	$130.1	$(2,763.9)	$(26.5)	$163.1	$7,289.2	$224.0	$7,513.2

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2023	2022	2023	2022
Operating activities
Net income (loss)		$18.3	$(183.7)	$94.3	$(92.0)
Adjustments for non-cash items
Depreciation of property and equipment	4	242.3	264.0	719.9	736.8
Amortization of intangible assets	5	106.9	124.2	379.7	383.3
Share of net (income) loss of investments accounted for using the equity method		(34.0)	(9.2)	48.9	(14.5)
Loss (gain) on divestiture	18	—	1.6	(580.5)	(4.9)
Other		(15.2)	3.4	(17.5)	12.5
Impairment related to discontinued operations	19	—	—	—	128.1
Interest and other finance costs	8	137.2	136.2	466.7	344.2
Share-based payments	13	26.5	13.4	56.7	40.0
Loss (gain) on unrealized foreign exchange on long-term debt and TEUs		47.2	196.3	(3.5)	249.6
Gain on sale of property and equipment		(6.7)	(5.7)	(13.1)	(10.1)
Mark-to-market (gain) loss on Purchase Contracts	9	—	(10.3)	104.3	(391.4)
Current income tax expense (recovery)		18.1	(3.4)	367.5	7.6
Deferred tax recovery		(36.1)	(72.4)	(188.7)	(154.9)
Interest paid in cash on Amortizing Notes component of TEUs		—	(0.4)	(0.2)	(1.7)
Interest paid in cash, excluding interest paid on Amortizing Notes		(134.8)	(113.2)	(411.5)	(296.9)
Income taxes paid in cash, net		(250.9)	(2.6)	(261.8)	(22.1)
Changes in non-cash working capital items	14	12.9	(40.8)	(169.6)	(201.2)
Landfill closure and post-closure expenditures	6	(5.9)	(11.3)	(12.6)	(19.1)
		125.8	286.1	579.0	693.3
Investing activities
Purchase of property and equipment		(276.3)	(207.6)	(823.6)	(529.5)
Proceeds from disposal of assets and other		30.6	2.5	51.0	8.9
Proceeds from divestitures		—	9.9	1,645.9	319.7
Business acquisitions and investments, net of cash acquired	3	(392.3)	(139.5)	(674.7)	(1,129.0)
		(638.0)	(334.7)	198.6	(1,329.9)
Financing activities
Repayment of lease obligations		(30.8)	(16.8)	(69.4)	(51.8)
Issuance of long-term debt		1,069.0	155.0	3,032.1	1,446.1
Repayment of long-term debt		(412.2)	(40.3)	(3,597.1)	(588.2)
Proceeds from termination of hedged arrangements		—	—	17.3	—
Payment of contingent purchase consideration and holdbacks	3	(0.6)	(2.9)	(4.6)	(13.1)
Repayment of Amortizing Notes		—	(14.8)	(15.7)	(43.0)
Dividends issued and paid		(6.4)	(5.4)	(18.5)	(15.1)
Payment of financing costs		(11.2)	(0.7)	(26.2)	(2.6)
Repayment of loan to related party	17	(2.9)	(6.4)	(9.3)	(12.8)
Contribution from non-controlling interest		—	—	8.1	—
		604.9	67.7	(683.3)	719.5

Increase in cash		92.7	19.1	94.3	82.9
Changes due to foreign exchange revaluation of cash		(0.7)	(12.3)	(2.2)	(35.9)
Cash, beginning of period		82.2	230.6	82.1	190.4
Cash, end of period		$174.2	$237.4	$174.2	$237.4

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	REPORTING ENTITY

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario. GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL”.

GFL is in the business of providing non-hazardous solid waste management and environmental services. These services are provided through GFL and its subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

These unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) include the accounts of GFL and its subsidiaries as at September 30, 2023.

The Board of Directors approved the Interim Financial Statements on November 1, 2023.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with GFL’s annual consolidated financial statements for the year ended December 31, 2022 (the “Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements.

New and amended standards adopted

A number of amended standards became applicable for the current reporting period. GFL was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The standards applicable to GFL are not expected to have a material impact on these Interim Financial Statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

3.	BUSINESS COMBINATIONS AND INVESTMENTS

For the nine months ended September 30, 2023, GFL acquired 27 businesses, of which 19 were solid waste management businesses, and each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date:

	Three months ended September 30, 2023	Nine months ended September 30, 2023
Net working capital, including cash acquired of $1.7 million and $5.5 million, respectively	$(8.0)	$(6.9)
Property and equipment	362.8	437.5
Intangible assets	194.0	322.6
Goodwill	368.7	418.9
Lease obligations	(23.6)	(27.1)
Long-term debt	(182.5)	(182.5)
Other long-term liabilities	(0.1)	(0.8)
Landfill closure and post-closure obligations	(17.2)	(17.2)
Deferred income tax liabilities	(98.2)	(106.1)
Net assets acquired	$595.9	$838.4

Share capital in subsidiary issued	$7.4	7.4
Cash paid	382.6	625.1
Contribution from non-controlling interest	205.9	205.9
Total consideration	$595.9	$838.4

In addition to the cash consideration noted above, during the three and nine months ended September 30, 2023, GFL paid $0.6 million and $4.6 million in additional consideration related to acquisitions from prior years.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition date and, as a result, there may be differences between the provisional estimates reflected above and the final acquisition accounting. During the nine months ended September 30, 2023, GFL finalized the purchase price allocations for certain acquisitions resulting in an increase in net working capital of $3.6 million, an increase in property and equipment of $23.0 million, an increase in intangible assets of $21.3 million, an increase in deferred income tax liabilities of $4.1 million and a decrease in goodwill of $43.8 million.

Approximately $88.4 million and $122.3 million of the goodwill acquired during the three and nine months ended September 30, 2023 ($12.5 million and $686.9 million during the three and nine months ended September 30, 2022) is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and earnings before income taxes of approximately $115.3 million and $16.8 million, respectively, attributable to the 2023 acquisitions, are included in these Interim Financial Statements.

Pro forma results of operations

If the 2023 acquisitions had occurred on January 1, 2023, the unaudited consolidated pro forma revenue and earnings before income taxes for the nine months ended September 30, 2023 would have been $5,808.0 million and $292.5 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

Investments in joint ventures and associates

During the three and nine months ended September 30, 2023, GFL made contributions of $8.8 million and $27.3 million ($11.2 million and $43.0 million for the three and nine months ended September 30, 2022) to joint ventures.

During the three and nine months ended September 30, 2023, GFL made contributions of $nil and $19.0 million ($nil and $nil for the three and nine months ended September 30, 2022) to associates.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.	PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land, buildings and improvements	Landfills	Vehicles	Machinery and equipment	Assets under development	Containers	Right-of-use assets	Total
Cost
Balance, December 31, 2022	1,687.1	2,745.1	2,594.1	1,081.5	51.6	789.0	457.0	9,405.4
Additions	79.9	154.9	314.7	140.3	115.6	77.4	61.2	944.0
Acquisitions via business combinations	47.4	184.8	88.8	49.2	0.1	40.1	27.1	437.5
Adjustments for prior year acquisitions	12.5	—	(0.2)	(0.4)	—	—	—	11.9
Adjustments for asset retirement obligations	—	(61.2)	—	—	—	—	—	(61.2)
Disposals	(72.2)	(45.1)	(249.7)	(47.9)	(6.7)	(57.2)	(17.5)	(496.3)
Transfers	12.6	13.2	8.6	0.9	(34.2)	0.3	(1.4)	—
Changes in foreign exchange	(2.7)	(3.7)	(6.2)	(1.4)	(0.2)	(2.3)	(0.1)	(16.6)
Balance, September 30, 2023	1,764.6	2,988.0	2,750.1	1,222.2	126.2	847.3	526.3	10,224.7

Accumulated depreciation
Balance, December 31, 2022	171.0	804.1	987.3	468.3	—	272.5	161.9	2,865.1
Depreciation	52.0	195.9	213.5	117.4	—	84.2	52.1	715.1
Disposals	(13.3)	(19.8)	(128.9)	(26.0)	—	(26.2)	(8.6)	(222.8)
Impairment	—	—	8.7	0.1	—	—	—	8.8
Changes in foreign exchange	(0.3)	(1.1)	(2.1)	(0.5)	—	(0.6)	(0.2)	(4.8)
Balance, September 30, 2023	209.4	979.1	1,078.5	559.3	—	329.9	205.2	3,361.4

Carrying amounts
At December 31, 2022	$1,516.1	$1,941.0	$1,606.8	$613.2	$51.6	$516.5	$295.1	$6,540.3
At September 30, 2023	$1,555.2	$2,008.9	$1,671.6	$662.9	$126.2	$517.4	$321.1	$6,863.3

For the three and nine months ended September 30, 2023, total depreciation of property and equipment was $242.3 million and $719.9 million ($264.0 million and $732.1 million for the three and nine months ended September 30, 2022). Of the total depreciation for the three and nine months ended September 30, 2023, $236.1 million and $700.2 million was included in cost of sales ($256.9 million and $709.7 million for the three and nine months ended September 30, 2022) and $6.2 million and $19.7 million was included in selling, general and administrative expenses ($7.1 million and $22.4 million for the three and nine months ended September 30, 2022).

Depreciation of property and equipment of $719.9 million for the nine months ended September 30, 2023 ($736.8 million for the nine months ended September 30, 2022) as presented in the statement of cash flows was comprised of depreciation of $715.1 million ($729.0 million for the nine months ended September 30, 2022) shown in the table above and depreciation of $4.8 million ($7.8 million for the nine months ended September 30, 2022) due to the difference between the ARO calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

5.	GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

	Goodwill	Indefinite life C of A	Customer lists and municipal contracts	Trade name, definite life C of A and other licenses	Non-compete agreements	Total
Cost
Balance, December 31, 2022	8,182.4	839.7	3,592.7	108.1	564.2	13,287.1
Acquisitions via business combinations	418.9	3.3	298.4	5.8	15.1	741.5
Adjustments for prior year acquisitions	(29.0)	—	17.2	—	1.1	(10.7)
Other	—	—	9.2	—	—	9.2
Disposals	(650.2)	(9.7)	(254.2)	—	(67.0)	(981.1)
Changes in foreign exchange	(23.7)	(0.3)	(7.5)	(0.2)	(2.1)	(33.8)
Balance, September 30, 2023	7,898.4	833.0	3,655.8	113.7	511.3	13,012.2

Accumulated amortization
Balance, December 31, 2022	—	—	1,527.5	32.6	299.6	1,859.7
Amortization	—	—	300.8	4.4	74.5	379.7
Disposals	—	—	(136.1)	—	(41.7)	(177.8)
Changes in foreign exchange	—	—	(3.0)	—	(0.8)	(3.8)
Balance, September 30, 2023	—	—	1,689.2	37.0	331.6	2,057.8

Carrying amounts
At December 31, 2022	$8,182.4	$839.7	$2,065.2	$75.5	$264.6	$11,427.4
At September 30, 2023	$7,898.4	$833.0	$1,966.6	$76.7	$179.7	$10,954.4

All intangible asset amortization expense is included in cost of sales.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

Balance, December 31, 2022	$847.2
Acquisitions via business combinations	17.2
Disposals	(15.0)
Provisions	48.6
Adjustment for discount and inflation rates	(61.2)
Accretion	25.3
Expenditures	(12.6)
Changes in foreign exchange	(1.4)
Balance, September 30, 2023	848.1
Less: Current portion of landfill closure and post-closure obligations	(36.5)
Non-current portion of landfill closure and post-closure obligations	$811.6

The maturation of GFL’s landfill closure and post-closure obligations has not materially changed since December 31, 2022.

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As at September 30, 2023, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $27.5 million ($26.1 million as at December 31, 2022).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

7.	LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	September 30, 2023	December 31, 2022
Revolving credit facility	$622.0	$771.8
Term Loan A Facility	775.0	500.0
Term Loan B Facility	985.6	1,742.7
Notes(1)
4.250% USD senior secured notes (“4.250% 2025 Secured Notes”)(2)	676.0	677.2
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(3)	1,014.0	1,015.8
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(4)	676.0	677.2
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(5)	1,014.0	1,015.8
4.000% USD senior notes (“4.000% 2028 Notes”)(6)	1,014.0	1,015.8
4.750% USD senior notes (“4.750% 2029 Notes”)(7)	1,014.0	1,015.8
4.375% USD senior notes (“4.375% 2029 Notes”)(8)	743.6	744.9
Other	321.8	75.0
Subtotal	8,856.0	9,252.0
Discount	(4.7)	(5.5)
Derivative liability	69.8	79.9
Deferred finance costs	(72.2)	(59.6)
Total long-term debt	8,848.9	9,266.8
Less: Current portion of long-term debt	—	17.9
Non-current portion of long-term debt	$8,848.9	$9,248.9

Total long-term debt	8,848.9	9,266.8
Less: Derivative asset	(51.2)	(58.3)
Total long-term debt, net of derivative asset	$8,797.7	$9,208.5

(1)	Refer to Note 15 for additional information on the hedging arrangements related to the Notes.
(2)	The 4.250% 2025 Secured Notes bear interest semi-annually which commenced on December 1, 2020 with principal maturing on June 1, 2025.
(3)	The 3.750% 2025 Secured Notes bear interest semi-annually which commenced on February 1, 2021 with principal maturing on August 1, 2025.
(4)	The 5.125% 2026 Secured Notes bear interest semi-annually which commenced on December 15, 2019 with principal maturing on December 15, 2026.
(5)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.
(6)	The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes and additional notes bear interest semi-annually which commenced on February 1, 2021 and February 1, 2022, respectively. The total principal matures on August 1, 2028.
(7)	The 4.750% 2029 Notes bear interest semi-annually which commenced on December 15, 2021 with principal maturing on June 15, 2029.
(8)	The 4.375% 2029 Notes bear interest semi-annually which commenced on February 15, 2022 with principal maturing on August 15, 2029.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Revolving credit facility and term loan facility

Under the amended and restated revolving credit agreement dated as of August 17, 2023 (the “Revolving Credit Agreement”), GFL has access to (a) a $1,205.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate US$75.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”) and (b) a term loan of $775.0 million (the “Term Loan A Facility”). The Revolving Credit Facility and Term Loan A Facility mature on September 27, 2026. The Revolving Credit Facility and Term Loan A Facility accrue interest at a rate of SOFR/Bankers Acceptance plus 1.500% to 2.250% or Canadian/US prime plus 0.500% to 1.250%. The Revolving Credit Facility and Term Loan A Facility are secured by mortgages on certain properties, a general security agreement over all of the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at September 30, 2023 and December 31, 2022, GFL was in compliance with these covenants.

On January 31, 2023, GFL amended its term loan B facility to extend the maturity date by two years to May 31, 2027 and transition the remainder of the loan from a LIBOR-based interest benchmark to a SOFR-based interest benchmark at a rate of SOFR (with a floor rate at 0.500%) plus 3.000% or US prime plus 2.000% (the “Term Loan B Facility”). On September 22, 2023, GFL amended its Term Loan B Facility to reduce its borrowing rate to SOFR plus 2.500% or US prime plus 1.500%. The Term Loan B Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

Other

On March 20, 2023, a 51.0% owned subsidiary amended its credit agreement to include a term loan of US$13.0 million maturing September 21, 2025. The net proceeds from this term loan were used to fund acquisitions.

On September 1, 2023, GFL acquired a 51.0% controlling interest in an entity that has a credit facility, under which it has access to (a) a term loan of US$170.0 million and (b) a US$100.0 million revolving credit facility. The term loan and revolving credit facility mature on August 31, 2028 and have a borrowing rate of base or SOFR adjusted rate plus a spread between 2.00% to 3.25%. As at September 30, 2023, the entity had US$170.0 million drawn on the term loan and US$2.5 million drawn on the revolving credit facility.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

8.	INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Interest	$116.4	$118.9	$395.5	$295.3
Termination of hedged arrangements	—	—	8.7	—
Amortization of deferred financing costs	4.3	3.6	13.6	10.1
Accretion of landfill closure and post-closure obligations	8.9	5.9	25.3	15.1
Other finance costs	7.6	7.8	23.6	20.2
Interest and other finance costs	$137.2	$136.2	$466.7	$340.7

9.	TANGIBLE EQUITY UNITS

On March 5, 2020, GFL completed its offering of 15,500,000 6.00% tangible equity units (“TEUs”) for total gross proceeds of $1,040.7 million (US$775.0 million). Each TEU had a stated amount of US$50.00 and was comprised of a prepaid stock purchase contract (“Purchase Contract(s)”) and a senior amortizing note (“Amortizing Note(s)”) due March 15, 2023, both of which were freestanding instruments and separate units of account. Holders of the Purchase Contracts had the ability to elect to early convert such Purchase Contracts prior to the automatic conversion date of March 15, 2023, at the then-applicable minimum conversion rate.

On March 15, 2023, GFL made the final payment related to the Amortizing Notes and the remaining outstanding Purchase Contracts were automatically converted into subordinate voting shares at a rate of 2.1940 subordinate voting shares per Purchase Contract. As at December 31, 2022, 11,698,543 Purchase Contracts were outstanding.

The following table presents the respective components of the TEUs as at the dates indicated:

	September 30, 2023	December 31, 2022
Amortizing Notes	$—	$15.5
Purchase Contracts	—	1,009.4
	—	1,024.9
Less: Current portion of TEU	—	(1,024.9)
Non-current portion of TEU	$—	$—

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.	(LOSS) EARNINGS PER SHARE

The following table presents GFL’s (loss) earnings per share for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net income (loss) attributable to GFL Environmental Inc.	$22.1	$(183.5)	$97.6	$(91.8)

Less:
Net loss from discontinued operations	—	—	—	(127.9)
Amounts attributable to preferred shareholders	22.5	20.6	67.8	60.6
Adjusted net (loss) income from continuing operations for basic and diluted (loss) earnings per share	(0.4)	(204.1)	29.8	(24.5)

Weighted and diluted weighted average number of shares outstanding	369,556,706	368,627,958	369,320,689	366,521,465
Effect of dilutive instruments	—	—	2,686,903	—
Diluted weighted average number of shares outstanding	369,556,706	368,627,958	372,007,592	366,521,465

Basic and diluted (loss) earnings per share
Continuing operations	$—	$(0.55)	$0.08	$(0.07)
Discontinued operations	—	—	—	(0.35)
Total operations	$—	$(0.55)	$0.08	$(0.42)

Basic and diluted (loss) earnings per share includes the minimum conversion of TEUs into subordinate voting shares, which represented nil subordinate voting shares as at September 30, 2023 (25,663,094 subordinate voting shares as at September 30, 2022). Diluted (loss) earnings per share excludes anti-dilutive effects of time-based share options, RSUs (defined below), Preferred Shares (defined below), and any amount of subordinate voting shares arising from the conversion of TEUs in excess of the minimum conversion.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

11.	REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Residential	$367.2	$387.8	$1,160.2	$1,087.5
Commercial/industrial	713.7	657.5	2,162.0	1,781.8
Total collection	1,080.9	1,045.3	3,322.2	2,869.3
Landfill	244.3	229.3	695.9	614.6
Transfer	194.3	178.7	561.6	495.6
Material recovery	76.5	85.0	242.5	268.1
Other	107.7	120.0	306.4	296.7
Solid Waste	1,703.7	1,658.3	5,128.6	4,544.3
Environmental Services	431.1	390.9	1,208.1	990.3
Intercompany revenue	(244.8)	(218.0)	(704.0)	(594.5)
Revenue	$1,890.0	$1,831.2	$5,632.7	$4,940.1

12.	OPERATING SEGMENTS

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended September 30, 2023
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$543.4	$(69.8)	$473.6	$133.7
USA	1,160.3	(131.4)	1,028.9	338.1
Solid Waste	1,703.7	(201.2)	1,502.5	471.8
Environmental Services	431.1	(43.6)	387.5	119.9
Corporate	—	—	—	(61.4)
	$2,134.8	$(244.8)	$1,890.0	$530.3

	Three months ended September 30, 2022
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$516.3	$(69.0)	$447.3	$122.4
USA	1,142.0	(122.5)	1,019.5	300.8
Solid Waste	1,658.3	(191.5)	1,466.8	423.2
Environmental Services	390.9	(26.5)	364.4	96.5
Corporate	—	—	—	(46.4)
	$2,049.2	$(218.0)	$1,831.2	$473.3

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

	Nine months ended September 30, 2023
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$1,547.4	$(195.5)	$1,351.9	$371.0
USA	3,581.2	(392.1)	3,189.1	1,029.7
Solid Waste	5,128.6	(587.6)	4,541.0	1,400.7
Environmental Services	1,208.1	(116.4)	1,091.7	293.6
Corporate	—	—	—	(182.8)
	$6,336.7	$(704.0)	$5,632.7	$1,511.5

	Nine months ended September 30, 2022
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$1,422.4	$(184.7)	$1,237.7	$333.9
USA	3,121.9	(339.9)	2,782.0	845.7
Solid Waste	4,544.3	(524.6)	4,019.7	1,179.6
Environmental Services	990.3	(69.9)	920.4	234.4
Corporate	—	—	—	(133.0)
	$5,534.6	$(594.5)	$4,940.1	$1,281.0

The following table presents GFL’s reconciliation of net income (loss) from continuing operations to Adjusted EBITDA for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net income (loss) from continuing operations	$18.3	$(183.7)	$94.3	$35.9
Add:
Depreciation of property and equipment	242.3	264.0	719.9	732.1
Amortization of intangible assets	106.9	124.2	379.7	382.1
Interest and other finance costs	137.2	136.2	466.7	340.7
Income tax (recovery) expense	(18.0)	(75.8)	178.8	(145.5)
Loss (gain) on foreign exchange	46.9	195.3	(4.6)	249.3
Gain on sale of property and equipment	(6.7)	(5.7)	(13.1)	(10.1)
Mark-to-market (gain) loss on Purchase Contracts	—	(10.3)	104.3	(391.4)
Share of net (income) loss of investments accounted for using the equity method	(34.0)	(9.2)	48.9	(14.5)
Share-based payments	26.5	13.4	56.7	38.2
Loss (gain) on divestiture	—	1.6	(580.5)	(4.9)
Transaction costs	22.3	13.6	63.9	36.9
Acquisition, rebranding and other integration costs	3.8	6.3	14.0	19.7
Other	(15.2)	3.4	(17.5)	12.5
Adjusted EBITDA	$530.3	$473.3	$1,511.5	$1,281.0

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments is as follows:

	September 30, 2023	December 31, 2022
Solid Waste
Canada	$2,092.4	$2,079.6
USA	5,676.2	6,046.2
Environmental Services	962.8	896.3
	$8,731.4	$9,022.1

13.	SHAREHOLDER'S CAPITAL

Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, (iii) an unlimited number of preferred shares, issuable in series, (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) and (v) 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”). The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”.

Normal course issuer bid

On May 10, 2023, the Toronto Stock Exchange accepted GFL’s notice of intention to renew its normal course issuer bid (“NCIB”) during the twelve-month period commencing on May 12, 2023 and ending May 11, 2024. Under the NCIB, a maximum of 17,867,120 subordinate voting shares may be repurchased by GFL. GFL’s previous NCIB, which expired on May 11, 2023, authorized the purchase of up to 16,510,694 subordinate voting shares. All subordinate voting shares repurchased by GFL under the NCIB will be cancelled. During the three and nine months ended September 30, 2023 and September 30, 2022, GFL did not repurchase any subordinate voting shares under the NCIB.

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate voting shares	Multiple voting shares	Preferred shares	Total
Balance, December 31, 2022	331,629,917	11,812,964	36,768,149	380,211,030
Converted from RSUs	875,897	—	—	875,897
Converted from TEUs	25,666,465	—	—	25,666,465
Cancelled during the year	(260)	—	—	(260)
Balance, September 30, 2023	358,172,019	11,812,964	36,768,149	406,753,132

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Share options, restricted share units (“RSUs”), and deferred share units (“DSUs”)

Share options

Changes in the number of share options held by officers and employees with their average exercise price per option are summarized below:

	Options	Weighted average exercise price (US$)
Share options outstanding, December 31, 2022	22,128,582	$32.59
Granted	150,000	33.00
Share options outstanding, September 30, 2023	22,278,582	$32.59
Vested share options, September 30, 2023	8,229,297	$28.93

For the three and nine months ended September 30, 2023, there were no options exercised, cancelled, expired or forfeited.

On August 16, 2023, 150,000 options were granted. The options vest on August 16, 2026 and will expire on August 16, 2033. The total grant date fair value of the issued options is US$1.5 million, calculated using a Black-Scholes option valuation model to determine the total fair value of the issued options on the grant date.

For the three and nine months ended September 30, 2023, the total compensation expense related to share options amounted to $4.2 million and $14.3 million ($5.1 million and $15.8 million for the three and nine months ended September 30, 2022).

RSUs and DSUs

The following table presents GFL’s summary of the RSUs and DSUs for the periods indicated:

	RSUs	Grant date fair value (US$)	DSUs	Grant date fair value (US$)
Outstanding, December 31, 2022	1,906,769	$28.10	60,960	$28.50
Granted	2,093,490	31.92	20,466	33.96
Settled	(873,903)	26.84	—	—
Forfeited	(80,046)	29.66	—	—
Cancelled	(16,881)	30.25	—	—
Outstanding, September 30, 2023	3,029,429	$31.05	81,426	$29.87
Expected to vest, September 30, 2023	2,838,753	$30.99	81,426	$29.87

For the three and nine months ended September 30, 2023, the total compensation expense related to RSUs amounted to $22.0 million and $41.5 million ($8.0 million and $21.6 million for the three and nine months ended September 30, 2022).

For the three and nine months ended September 30, 2023, the total compensation expense related to DSUs amounted to $0.3 million and $0.9 million ($0.3 million and $0.8 million for the three and nine months ended September 30, 2022).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital of GFL for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Effects of changes in
Accounts payable and accrued liabilities	$46.0	$65.4	$(40.5)	$165.1
Trade and other receivables, net	(36.9)	(111.5)	(50.3)	(329.9)
Prepaid expenses and other assets	3.8	5.3	(78.8)	(36.4)
Changes in non-cash working capital items	$12.9	$(40.8)	$(169.6)	$(201.2)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable, long-term debt, including related hedging instruments, and, prior to the automatic conversion on March 15, 2023, the TEUs.

Fair value measurement

The carrying value of GFL’s financial assets approximate their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding U.S. dollar secured and unsecured notes (the “Notes”) and prior to maturity on March 15, 2023, the Amortizing Notes. The fair value hierarchy for these instruments are as follows for the periods indicated:

	September 30, 2023
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$6,148.2	$5,557.4	$—	$5,557.4	$—

	December 31, 2022
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$6,157.0	$5,568.6	$—	$5,568.6	$—
Amortizing Notes	15.5	15.5	15.5	—	—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases, other loans and amounts due to related parties do not bear interest or bear interest at an amount that is not stated at fair value.

Net derivative instruments are recorded at fair value and classified within Level 2. Prior to the automatic conversion on March 15, 2023, Purchase Contracts were recorded at fair value and classified within Level 1.

Financial risk management objectives

On March 29, 2023, GFL terminated the cross currency swap relating to the Term Loan B Facility. For the three and nine months ended September 30, 2023 there were no other changes to the financial risk management policies disclosed in the Annual Financial Statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

16.	COMMITMENTS

Letters of credit

As at September 30, 2023, GFL had letters of credit totaling approximately $244.9 million outstanding ($233.0 million as at December 31, 2022), which are not recognized in the Interim Financial Statements. Interest expense in connection with these letters of credit was $1.3 million and $3.9 million for the three and nine months ended September 30, 2023 ($1.2 million and $3.5 million for the three and nine months ended September 30, 2022).

Performance bonds

As at September 30, 2023, GFL had issued performance bonds totaling $1,641.5 million ($1,560.7 million as at December 31, 2022).

17.	RELATED PARTY TRANSACTIONS

After the final payment of the semi-annual instalment of $3.5 million, the remaining principal outstanding on the note payable to Josaud Holdings Inc. (an entity controlled by Patrick Dovigi) was $nil as at September 30, 2023 ($3.5 million as at December 31, 2022).

After the payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an entity controlled by Patrick Dovigi) was $8.7 million as at September 30, 2023 ($14.5 million as at December 31, 2022).

For the three and nine months ended September 30, 2023, GFL paid $2.4 million and $6.4 million ($1.6 million and $4.0 million for the three and nine months ended September 30, 2022) in aggregate lease payments to related parties.

For the three and nine months ended September 30, 2023, GFL entered into transactions with Green Infrastructure Partners Inc. (“GIP”) which resulted in revenue of $6.3 million and $18.3 million ($10.2 million and $13.9 million for the three and nine months ended September 30, 2022) and net receivables of $12.8 million as at September 30, 2023 (net payables of $3.8 million as at December 31, 2022).

18.	DIVESTITURES

During the nine months ended September 30, 2023, GFL divested three non-core U.S. Solid Waste businesses for aggregate proceeds of $1,645.9 million, and a resulting gain on divestiture of $575.0 million.

The three non-core U.S. Solid Waste businesses, which were included within GFL’s Solid Waste USA segment, did not meet the criteria to be classified as discontinued operations as they do not represent a major line of business or geographical area of operations.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

19.	DISCONTINUED OPERATIONS

On April 25, 2022, GFL announced the completion of the divestiture of GFL’s Infrastructure services division (“GFL Infrastructure”) for cash consideration of $224.0 million and an approximate 45% non-controlling equity interest in GIP, an entity that is controlled by funds managed by HPS Investment Partners Inc. through a majority equity interest. An affiliate controlled by Patrick Dovigi holds a minority equity interest in GIP.

The results of GFL Infrastructure are presented as a single amount on the statement of operations and comprehensive income. The post-tax results of the discontinued operations for the periods indicated are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue	$—	$—	$—	$96.8
Expenses	—	—	—	98.4
Loss before income taxes	—	—	—	(1.6)
Income tax recovery	—	—	—	(1.8)
Net income	—	—	—	0.2
Impairment	—	—	—	(128.1)
Net loss and comprehensive loss from discontinued operations	$—	$—	$—	$(127.9)

Cash flow information for GFL Infrastructure is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Operating cash flows from discontinued operations	$—	$—	$—	$(35.4)
Investing cash flows from discontinued operations	—	—	—	(7.2)
Financing cash flows from discontinued operations	—	—	—	(1.0)
Decrease in cash from discontinued operations	$—	$—	$—	$(43.6)